SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Dial Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION 15501 NORTH DIAL BOULEVARD SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION 401(k) PLAN

By /s/ Conrad A. Conrad Conrad A. Conrad Executive Vice President and Chief Financial Officer of The Dial Corporation

DATE: May 21, 2001

THE DIAL CORPORATION 401(k) PLAN

Financial Statements for the Years Ended December 31, 2000
and 1999, Supplemental Schedules as of and for the Year Ended
December 31, 2000, and Independent Auditors’ Report

INDEPENDENT AUDITORS' REPORT
Net Assets Available for Benefits
Changes in Net Assets Available for Benefits
Notes to Financial Statements
Assets Held for Investment Purposes At End of Year
Reportable Transactions
EX-23.1

THE DIAL CORPORATION
401(k) PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2000 AND 1999 AND FOR THE YEARS THEN ENDED:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULES AS OF

DECEMBER 31, 2000 AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes at End of Year	9

Reportable Transactions	10

EXHIBIT 23 - INDEPENDENT AUDITORS’ CONSENT	11

INDEPENDENT AUDITORS’ REPORT

To The Plan Administrator and Participants of
The Dial Corporation 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan (the “Plan”), as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 2000 on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 21, 2001

THE DIAL CORPORATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

ASSETS	2000	1999

INVESTMENTS AT FAIR VALUE:

Mutual Funds	$374,852	$408,241

Guaranteed Investment Contract Funds	73,144	38,291

Common Stock	63,259	223,843

NET ASSETS AVAILABLE FOR BENEFITS	$511,255	$670,375

See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
INVESTMENT (LOSS)/INCOME:

Dividends	$22,424	$49,103

Interest	3,433	2,484

Net (depreciation)/appreciation in fair value of investments	(58,411)	(103,263)

Total investment (loss)/income	(32,554)	(51,676)

Benefits paid to participants	(126,566)	(43,141)

NET (DECREASE)/INCREASE	(159,120)	(94,817)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	670,375	765,192

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$511,255	$670,375

See notes to financial statements.

THE DIAL CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation 401(k) Plan (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

In 1999, the Plan adopted Statement of Position (“SOP”) 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. The SOP, among other items, eliminates the previous requirements for a defined contribution plan to present changes in net asset information by fund for participant-directed investments. The financial statements are presented in conformity with SOP 99-3.

The Plan, commonly known as the Taxsaver Investment Plan (“TIP”), was established January 5, 1987. Employees of certain facilities of The Dial Corporation (the “Company”) who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	Investment Programs - Contributions to this Plan ceased in 1997, but were invested by the Plan’s trustee, T. Rowe Price (“TRP”), at the designation of the participants. The Plan has offered participants a choice of various programs in which to invest pre-tax, after-tax and rollover deposits.

1)	T. Rowe Price Blue Chip Growth Fund — This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. The fair value of the fund is dependent upon the market value of the stocks.

2)	T. Rowe Price Equity Index Trust Fund — This fund invests in common stocks. The fair value of the fund is dependent upon the market value of the stocks.

3)	T. Rowe Price Stable Value Fund — This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities.

Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 5.88% to 7.83% for 2000 and 5.35% to 8.41% for 1999, resulting in a blended rate of return for the fund of 6.14% and 5.95%, for 2000 and 1999, respectively.

4)	T. Rowe Price Personal Strategy Income Fund —This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities. The fair value of the fund is dependent upon the market value of the investments

5)	T. Rowe Price Personal Strategy Balanced Fund - This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

6)	T. Rowe Price International Stock Fund —This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies. The fair value of the fund is dependent upon the market value of the investments.

7)	T. Rowe Price Mid-Cap Growth Fund —This fund seeks long-term term capital appreciation by investing in stocks of medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

8)	T. Rowe Price Small-Cap Stock Fund —This fund seeks long-term term capital appreciation by investing in stocks of small to medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

9)	T. Rowe Price Spectrum Growth Fund —This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the market value of the investments.

10)	The Dial Corporation (“Dial”) Common Stock Fund — This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

b.	Contributions - Due to the sale of the London, Ohio facility to a third party in 1997, no additional contributions have been allowed to the Plan.

c.	Payment of Benefits - Benefits are paid to participants upon disablement, retirement or death.

d.	Hardship Withdrawals - No hardship withdrawals are permitted.

e.	Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

g.	Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

h.	Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended December 31, 2000 and 1999, Plan expenses were paid directly by the Company.

i.	Plan Termination - While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Benefits are recorded when paid.

d.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of December 31, 2000 and 1999.

	December 31

	2000	1999

Mutual Funds:

TRP Personal Strategy Income Fund	$294,884	—

TRP Personal Strategy Balanced Fund	23,111	—

TRP International Stock Fund	9,398	—

TRP Small-Cap Stock Fund	13,350	—

TRP Mid-Cap Growth Fund	22,430	—

TRP Spectrum Growth Fund	1,964	—

TRP Blue Chip Growth Fund	7,896	—

TRP Equity Index Trust Fund	1,819	—

Vanguard GMA Fund	—	$10,267

Vanguard Windsor II Fund	—	397,974

Guaranteed Investment Contract Funds:

TRP Stable Value Fund	73,144	38,291

Common Stock:

The Dial Corporation Common Stock	63,155	115,218

FINOVA Group Inc. Common Stock	104	5,242

Viad Corp Common Stock	—	103,383

	$511,255	$670,375

4.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on April 8, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE DIAL CORPORATION
401(k) PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2000

Form 5500, Schedule H, Part IV
Schedule of Assets Held for Investment Purposes At End of Year

Column B	Column C	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,	Current
Similar Party	Par or Maturity Value	Value

TRP Stable Value Fund	GIC Fund (73,144 shares)	$73,144

TRP Equity Index Trust Fund	Mutual Fund (52 shares)	1,819

TRP Personal Strategy Income Fund	Mutual Fund (22,374 shares)	294,884

TRP Personal Strategy Balanced Fund	Mutual Fund (1,452 shares)	23,111

TRP International Stock Fund	Mutual Fund (647 shares)	9,398

TRP Mid-Cap Growth Fund	Mutual Fund (564 shares)	22,430

TRP Small-Cap Stock Fund	Mutual Fund (559 shares)	13,350

TRP Spectrum Growth Fund	Mutual Fund (125 shares)	1,964

TRP Blue Chip Growth Fund	Mutual Fund (233 shares)	7,896

Finova Group Inc.	Common Stock (104 shares)	104

The Dial Corporation	Common Stock (5,741 shares)	63,155

	Total assets held for	$511,255

THE DIAL CORPORATION
401(k) PLAN

SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2000

Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

					Column H
Column A					Current	Column I
Identity	Column B				Value of	Net
Of	Description	Column C	Column D	Column G	Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions

Vanguard Windsor II Fund	Mutual fund		$34,265	$26,523	$34,265	$7,742

Vanguard Windsor II Fund	Mutual fund		231,874	186,340	231,874	45,534

Viad Corp Stock	Common Stock		67,488	27,216	67,488	40,272

TRP Stable Value Fund	GIC Fund	$34,265		34,265	34,265

TRP Personal Strategy Income Fund	Mutual Fund	238,946		238,946	238,946

TRP Personal Strategy Income Fund	Mutual Fund	67,701		67,701	67,701

Series of Transactions

Vanguard Windsor II Fund	Mutual Fund		423,763	337,636	423,763	86,127

Viad Stock Corp	Common Stock		103,623	41,996	103,623	61,627

TRP Stable Value Fund	GIC Fund	56,466		56,466	56,466

TRP Personal Strategy Income Fund	Mutual Fund	315,940		315,940	315,940

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.

INDEX TO EXHIBITS

Exhibit 23 - Independent Auditors’ Consent